[Chapman and Cutler LLP Letterhead]

June 19, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”), each filed on June 3, 2019 (the “Registration Statements”) and the correspondence relating thereto (the “Prior Correspondence”). The Registration Statements relate to the Innovator MSCI Emerging Markets Power Buffer ETFTM—July and the Innovator MSCI EAFE Power Buffer ETFTM— July (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff notes that certain service providers, including the transfer agent and custodian, are engaged by the Funds and/or the Trust. However, the Funds pay a unitary fee to the Adviser to cover these services. Please explain in correspondence whether a Fund could be held liable for these expenses in the event of a default of the Adviser. If so, please explain the accounting for those services.

Response to Comment 1

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays each Fund’s ordinary operating expenses, including amounts due to each Fund’s service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of each Fund’s ordinary operating expenses, while each Fund accrues and bears those expenses in an amount equal to the unitary fee. The Adviser would only directly bear a Fund’s ordinary operating expenses if the assets of a Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Fund’s ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 2 – Principal Risks

Please consider re-ordering the principal risks in order of importance rather than alphabetically. Please see the transcript of a speech delivered by Director, Division of Investment Management, Dalia Blass at the ICI Securities Law Developments Conference on October 25, 2018.

Response to Comment 2

Pursuant to the Staff’s request, the Funds have re-ordered the risks set forth in the section entitled “Principal Risks.”

Comment 3 – Concentration Policy

To the extent that a Fund invests in the securities of other investment companies, the Staff notes that the Fund and the Adviser may not ignore the investments of the underlying investment companies  (whether affiliated or unaffiliated) when determining whether a Fund is in compliance with its concentration policies. In supplemental correspondence, please acknowledge and confirm compliance with this requirement.

Response to Comment 3

The Funds do not presently intend to invest in the securities of other investment companies. However, pursuant to the Staff’s request, the Funds acknowledge the aforementioned requirement and represent an intention to comply with it.

Comment 4 – Concentration Policy

The Staff notes that each Fund has adopted a fundamental policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries, as well as the Funds’ response to Comment #11 of the Prior Correspondence. Please explain supplementally the expected impact of such a policy in the event that the index serving as the reference assets for a Fund’s FLEX Options were to become concentrated in an industry or group of industries.

Response to Comment 4

Although the Funds do not expect such a concentration to occur, the Adviser will continuously monitor each index’s industry exposure and commits to revising the disclosure to reflect any significant exposures.

Comment 5 – Principal Risks

The Staff notes that, as of May 31, 2019, the MSCI Emerging Markets Price Index had significant exposure to companies operating in certain countries and geographic regions. To the extent applicable, please consider revising the section entitled “Principal Risks” to include disclosure relating to any significant exposures in countries, geographic regions or industries that a Fund may have as a result of its FLEX Options utilizing a particular index as a reference asset.

Response to Comment 5

Pursuant to the Staff’s request, the section entitled “Principal Risks” for Innovator MSCI Emerging Markets Power Buffer ETFTM — July has been revised to include the following disclosure:

China Risk. As of June 29, 2019, the MSCI Emerging Markets Price Index had significant exposure to Chinese issuers. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. The central government has historically exercised substantial control over virtually every sector of the Chinese economy through administrative regulation and/or state ownership and actions of the Chinese central and local government authorities continue to have a substantial effect on economic conditions in China. Export growth continues to be a major driver of China’s rapid economic growth. Reduction in spending on Chinese products and services, institution of tariffs or other trade barriers, or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy. Recent developments in relations between the U.S. and China have heightened concerns of increased tariffs and restrictions on trade between the two countries. An increase in tariffs or trade restrictions, or even the threat of such developments, could lead to a significant reduction in international trade, which could have a negative impact on China’s export industry and a commensurately negative impact on the Fund.

Similarly, the section entitled “Principal Risks” for Innovator MSCI EAFE Power Buffer ETFTM — July has been revised to include the following disclosure:

Japan Risk. As of June 29, 2019, the MSCI EAFE Price Index had significant exposure to Japanese issuers. The Japanese economy may be subject to considerable degrees of economic, political and social instability, which could have a negative impact on Japanese securities. Japan’s economy is characterized by government intervention and protectionism, reliance on oil imports, an unstable financial services sector and relatively high unemployment. Additionally, since 2000 Japan has experienced relatively low economic growth, and it may remain low in the future. The Japanese economy is heavily dependent on international trade and has been adversely affected by trade tariffs and competition from emerging economies. Accordingly, Japan’s economic growth is heavily dependent on continued growth in international trade, relatively low commodities prices, government support of the financial services sector and other government policies. Any changes or trends in these economic factors could have a significant impact on Japan’s markets overall and may negatively affect the Fund.

Comment 6 – General

The Staff requests confirmation that the Funds will revise their disclosure to conform to the revisions that were made by Innovator S&P 500 Buffer ETF – June, Innovator S&P 500 Power Buffer ETF – June and Innovator S&P 500 Ultra Buffer ETF – June in the registration statement filed with the Staff on May 29, 2019 (Accession Number: 0001437749-19-010922).

Response to Comment 6

Pursuant to the Staff’s request, the Funds confirm that, to the extent applicable, such revisions will be made and will be reflected in the next registration statement filed with the Staff.

Comment 7 – Principal Investment Strategies

The Staff notes the Funds’ response to Comment #5 from the Prior Correspondence and requests additional clarification regarding the expected correlation between the value of a Fund’s FLEX Options and the value of the index that serves as the reference assets for such FLEX Options. Such additional clarification should account for any unique characteristics of each index, if any.

Response to Comment 7

Pursuant to the Staff’s request, the following disclosure has been added immediately prior to the final sentence of the fourth paragraph and immediately following the sixth sentence of the eleventh paragraph of the section entitled “Principal Investment Strategies”:

The degree to which an option’s value correlates with the value of the underlying index is also affected by the expected volatility of the index. Since the MSCI EAFE Price Index has the potential to be more volatile than other indices, in the period between the beginning and end of the Outcome Period, it is possible that the degree of non-correlation between the value of the FLEX Options and the value of MSCI EAFE Price Index will be higher than if the FLEX Options utilized a less volatile index as their reference asset.

Additionally, in the section entitled “Principal Risks,” the following disclosure has been added to “Correlation Risk” and “FLEX Options Risk”:

Since the MSCI EAFE Price Index has the potential to be more volatile than other indices, in the period between the beginning and end of the Outcome Period, it is possible that the degree of non-correlation between the value of the FLEX Options and the value of MSCI EAFE Price Index will be higher than if the FLEX Options utilized a less volatile index as their reference asset. The Fund’s strategy is designed to produce the Outcomes upon the expiration of the FLEX Options on the last day of the Outcome Period and it should not be expected that the Outcomes will be provided at any point prior to that time.

Innovator MSCI Emerging Markets Power Buffer ETFTM — July has revised its disclosure to include the aforementioned disclosure as well, with references to the MSCI Emerging Markets Price Index rather than MSCI EAFE Price Index.

Comment 8 – Principal Risks

Please consider whether the Funds are subject to any risks associated with the administration of the indices that serve as the reference asset for each Fund’s FLEX Options. If so, please revise the disclosure accordingly.

Response to Comment 8

Pursuant to the Staff’s request, the first sentence of “Operational Risk” has been revised as set forth below (emphasis added):

The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the Cap, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, including errors relating to the administration and calculation of the MSCI EAFE Price Index, failed or inadequate processes and technology or systems failures.

Innovator MSCI Emerging Markets Power Buffer ETFTM — July has revised its disclosure to include the aforementioned disclosure as well, with references to the MSCI Emerging Markets Price Index rather than MSCI EAFE Price Index.

Comment 9 – General

Please confirm that each Fund will file an amended registration statement disclosing its definitive Cap for the Outcome Period within two days of the registration statement being declared effective. In addition, please confirm that no Shares of the Funds will be sold prior to the disclosure of the Caps.

Response to Comment 9

Pursuant to the Staff’s request, each Fund confirms that it will file an amended registration statement disclosing its Cap within two days of the registration statement being declared effective. The Funds note that the definitive Caps are not available until the market closes on the day prior to the Funds’ launch, June 28, 2019. Accordingly, each Fund intends to file an amended registration statement disclosing its definitive Cap after 5:30 pm E.S.T. on June 28, 2019. Each Fund confirms that no sale of its Shares will take place prior to the filing of these registration statements.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren